O’Melveny & Myers LLP Yin Tai Centre, Office Tower 37th Floor No. 2 Jianguomenwai Avenue Beijing 100022, China	omm.com	File Number: 0778783-00001

September 3, 2019	Ke Geng D: +86 10 6563 4261 kgeng@omm.com

Confidential

Mr. Charles Eastman
Mr. Robert S. Littlepage
Joshua Shainess, Esq.
Celeste M. Murphy, Esq.
Division of Corporation Finance
Office of Telecommunications
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Eastman, Mr. Littlepage, Mr. Shainess and Ms. Murphy:

Re:                 Aesthetic Medical International Holdings Group Limited (CIK No. 0001757143)
Response to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on December 7, 2018 and as Amended on July 1, 2019

On behalf of our client, Aesthetic Medical International Holdings Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

The Staff’s comment contained in the Staff’s letter dated July 8, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 7, 2018 and as amended on July 1, 2019 (the “Draft Registration Statement”) is repeated below in bold, and is followed by the Company’s response.

Amendment No. 2 to Draft Registration Statement on Form F-1

Recent developments, page 7

1.     We note your disclosure of estimated preliminary results for the three months ended March 31, 2019, and specifically, your reference to revenue growth. Please revise these recent development disclosures to include a balanced discussion of both revenues and a measure of income, such as net income/loss.

The Company respectfully submits that it has updated the disclosures in the Revised Draft Registration Statement, and included the Company’s unaudited interim condensed consolidated results of operations for the six months ended June 30, 2018 and 2019. The Company has also included a balanced discussion of its revenue, net profit/loss, as well as other measures showing its financial condition and results of operations for the relevant periods. Please refer to pages 72 to 85 and pages 91 to 94 of the Revised Draft Registration Statement for more information.

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To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at +86 10 6563 4261 or via e-mail at kgeng@omm.com, Ye Sun, by telephone at or via email at +86 10 6563 4256 or via email at ysun@omm.com, or Ricky Shin, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +852 2289 1356  or via email at ricky.w.shin@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Century City  •  Los Angeles  •  Newport Beach  •  New York  •  San Francisco  •  Silicon Valley  •  Washington, DC

Beijing  •  Brussels  •  Hong Kong  •  London  •  Seoul  •  Shanghai  •  Singapore  •  Tokyo

Very truly yours,

/s/ Ke Geng

Enclosures

cc:  Dr. Pengwu Zhou, Chairman and Chief Executive Officer of the Company
Mr. Guanhua Wu, Chief Financial Officer of the Company
Ye Sun, Esq., Counsel, O’Melveny & Myers LLP
Mr. Ricky Shin, Partner, PricewaterhouseCoopers Zhong Tian LLP
Benjamin Su, Esq., Partner, Latham & Watkins LLP